UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at December 30, 2005

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 30, 2005

Print the name and title of the signing officer under his signature.

Taseko Mines Limited
1020 - 800 W Pender Street
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO REPORTS YEAR END RESULTS & PLANS FOR FISCAL 2006

December 30, 2005, Vancouver, BC - Taseko Mines Limited (TSX Venture: TKO; AMEX: TGB) announces its financial results for the Company's fiscal year ending September 30, 2005, including production and sales for the Gibraltar Mine located near Williams Lake in south-central British Columbia.

Overview & Highlights

Taseko had after tax earnings of $24.4 million, or $0.23 per share ($0.21 per share fully diluted) in the year ended September 30, 2005.
-        The Gibraltar mine recorded revenues of $71.9 million from sales of copper concentrate, and $15.7 million was realized from sales of molybdenum. Revenue was recorded for nine months of commercial production ending September 30, 2005.
-        The average price for sales of copper realized over the year was US$1.48 per pound and for molybdenum was US$31 per pound.
-        Copper concentrate production for the year was 96,208 wet metric tonnes ("WMT"), or 54.8 million pounds of copper (93% of the forecast as revised at the end of the second quarter).
-        Copper concentrate sales for the year were 77,695 WMT, or 44.3 million pounds of copper.
-        An inventory of 18,258 WMT of copper concentrate, or 10.4 million pounds of copper, remained at year end, of which 14,500 WMT of inventory, or 8.3 million pounds of copper, was in a storage facility at the dock as there were no ships available at that time to transport it to smelters in Asia.
-        Molybdenum in concentrate production during the year was 427,000 pounds (80% of the forecast as revised at the end of the second quarter).
-        Molybdenum in concentrate sales over the year were 418,016 gross pounds.
-        Molybdenum in concentrate inventory at year end was 9,000 pounds.

Results of 2005 Operations & Plans for 2006

Gibraltar Mine

The Gibraltar mine is operated under an agreement between Taseko's wholly owned subsidiary, Gibraltar Mines Ltd., and Ledcor CMI Ltd. The Gibraltar mine reopened in October 2004 as a copper producer with a 12-year mine plan. The first fiscal quarter was largely a restart period and commercial copper concentrate production commenced on January 1, 2005. After the completion of an upgrade to the molybdenum circuit near the end of the second fiscal quarter, the mine commenced molybdenum concentrate production.

All mining in fiscal 2005 took place in the Pollyanna stage 4 pit: 12.4 million tons of ore grading 0.314% copper was mined with 0.9 million tons in live inventory at year end and 11.5 million tons processed; an additional 2.2 million tons of low grade sulphide material and 2.0 million tons of oxide ore were stockpiled for later treatment. The mined tons and grade reconciles with the estimated reserve.

A reserve update was completed in December 2005, increasing the proven and probable reserves for Gibraltar as of October 1, 2005 by 30%, from 145 million tons to 194 million tons.

Further definition drilling and economic analyses will be undertaken in 2006 to upgrade additional resources to reserves. In parallel, studies are underway to consider the opportunity to expand mill production by 25%.

2005 Performance

As a result of the delay in commissioning the molybdenum circuit and lower than planned mill throughput, the Company updated its production forecast for the year at the end of the second quarter (March 31, 2005). The following table is a summary of the operating statistics for the year compared to this revised forecast.

Gibraltar Fiscal Year 2005 Production October 1, 2004 to September 30, 2005
	Actual	Revised Forecast	Variance	Comments
Ore + waste mined (tons)	39,992,000	41,658,000	-4%	Mining rate adversely impacted by unscheduled maintenance on the shovel fleet, as well as truck availability.
Ore milled (tons)	11,484,000	11,913,000	-4%	Lower mill throughput due to poor crusher availability and grinding circuit productivity.
Stripping ratio	2.31	2.35	-2%
Copper grade (%)	0.314	0.306	+3%
Molybdenum grade (% MoS 2)	0.017	0.016	+6%
Copper recovery (%)	76.2	80.4	-5%	Lower copper recovery due to ore variability and higher amounts of secondary mineralization than expected.
Molybdenum recovery (%)	23.1	35.2	-35%	Molybdenum recovery was low as the new circuit was established.
Copper production (lb)	54,785,347	58,600,000	-7%	Below forecast throughput and recovery.
Molybdenum production (lb)	427,059	541,000	-20%	Below forecast throughput and recovery.

Gibraltar Commercial Production January 1, 2005 to September 30, 2005
Copper production (lb)	42,675,438
Copper sales (lb)	39,584,722
Molybdenum production (lb)	427,059
Molybdenum sales (gross lb)	418,016
Copper production costs, net of molybdenum, per lb of copper	US$0.87
Treatment and transportation cost per lb of copper	US$0.28
Total cash cost per lb of copper	US$1.15

There was no time loss accidents during the year ended September 30, 2005. At the end of the fiscal year, the Gibraltar operation employed 248 people.

Mineral Reserves

A detailed review of the geological model, confirmation of pit wall locations established in previous mine optimization studies, and an analysis of current price and mining cost projections allowed for expansion of the previously defined pits, specifically, at the PGE Connector and Granite Lake deposits. As a result, the overall proven and probable reserves increased by 30%, from 149 million tons remaining after production to September 30, 2005, to 194 million tons (Taseko News Release dated December 12, 2005). The additional mine production and scheduling plans, although developed, have not yet been formalized and approved by the board of directors.

Further definition drilling and economic analysis will be undertaken in 2006 with the objective of upgrading additional resources into the reserve category. The drilling program will be focused on defining this resource between the existing pits and tying together the extensive mineralization zones. In anticipation of a further increase in the mineral reserves, an engineering study has been initiated to evaluate the economics of expanding the mill production rate by 25%. This would include an assessment of the capital investment required to increase grinding and flotation capacities and the fleet of mining equipment.

Refinery Update

Feasibility level studies were completed in 2002 to assess the viability of constructing a copper refinery at Gibraltar, based on a hydrometallurgical process developed by Cominco Engineering Services Ltd. A refinery located at Gibraltar would produce cathode copper from copper concentrate at the site rather than sending these concentrates to an overseas smelter for treatment, which would result in an estimated operating cost saving to Gibraltar of US$0.20/lb of copper produced.

With mining operations now underway at Gibraltar, mine technical personnel have been re-assessing the refinery project. An updated refinery feasibility study is expected to be completed in the near term, but the immediate focus is to increase the reserves and evaluate expanding the mill as these will affect the refinery project's economics. The British Columbia Environmental Assessment ("BCEA") Office has advised Taseko that the proposed refinery would not be reviewable under the BCEA Act because the refining process would be integrated with ore milling operations of the fully permitted Gibraltar mine.

Production Forecast for Fiscal 2006

The forecasted copper and molybdenum production for 2006 are 60.1 million pounds and 874,000 pounds, respectively. The forecast by quarter is as follows:

	Q1	Q2	Q3	Q4	Total 2006
Copper (millions lb)	13.4	15.2	15.7	15.8	60.1
Molybdenum (thousands lb)	200	220	227	227	874
Copper production costs, net of molybdenum credits*, per lb of copper	US$1.03	US$0.81	US$0.81	US$0.80	US$0.83
OPC transport & treatment per lb of copper	US$0.30	US$0.34	US$0.34	US$0.34	US$0.34
Total cash costs of production per lb of copper	US$1.33	US$1.15	US$1.15	US$1.14	US$1.17

*Excludes mining equipment lease costs but includes contractor overhead costs
Off Property Costs ("OPC") are concentrate transportation, smelting and refining costs

The forecast production cost for 2006 is based on a molybdenum sales price of US$20 per pound (molybdenum credit); an increase in copper treatment costs of US$0.06 per pound as per the treatment contract schedule; re-scheduling of pit production including additional costs for stripping; and higher estimated input costs.

Prosperity Project

In November 2005, work was re-initiated on the Prosperity Copper-Gold Project. Taseko holds a 100% interest in the Prosperity property, which encompasses 196 mineral claims covering approximately 85 square kilometres, located 125 kilometres southwest of the City of Williams Lake in south-central British Columbia. The property hosts a large porphyry copper-gold deposit amenable to large-scale open pit mining.

Taseko carried out extensive exploration, engineering, mine planning, environmental, and socio-economic studies on the Prosperity project prior to 2001, including two years in the British Columbia Environmental Assessment ("BCEA") process. In 2005, Taseko was granted an extension order for the Prosperity Project Application under the BCEA process until April 30, 2007.

Taseko technical staff are currently reviewing previous feasibility studies and re-assessing the project economics based on new technologies, concepts, and innovative approaches to mine development. This includes re-examining optimal mining rates and mining equipment size, analyzing the economics of constructing and operating a single line mill rather than multiple smaller lines, and evaluating the potential improvements which could be realized with state-of-the-art metallurgical technologies such as large tank flotation circuits and expert computerized mill control systems. The Company is also reassessing major infrastructure plans, such as the power-line route, to determine if there are synergies to be achieved with the other communities of interest in the area.

Financial Results

Taseko had after-tax earnings of $24.4 million, or $0.23 per share ($0.21 per share fully diluted [1]) in the year ended September 30, 2005 compared to a loss of $81.4 million, or $1.09 per share, in fiscal 2004.
Earnings in 2005 also include pre-tax earnings of $6.8 million and current and future tax recoveries of $4.1 million and $13.4 million, respectively, compared to $23.7 million of tax expense in fiscal 2004.

Gibraltar recorded revenues of $71.9 million from sales of copper concentrate, and $15.7 million was realized from sales of molybdenum. Revenue was recorded for nine months of commercial production ending September 30, 2005.

Total production costs for the year were $57.8 million. Costs of production include $33.8 million for mining; $23.4 million for milling; $5.7 million for mine administration; $0.3 million in royalties; and $2.4 million for molybdenum treatment expenses. This also includes a reduction of $7.8 million related to a build up of copper concentrate inventory. Total treatment, refining and transportation costs for the year were $13.5 million. Amortization expense was $2.7 million.

Additional information is provided in Taseko's Management Discussion and Analysis and Financial Statements for the fiscal year ended September 30, 2005. Download these documents from the Company's website www.tasekomines.com or from www.sedar.com. For further details on Taseko Mines Limited, please visit the website at contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

The TSX Venture Exchange and the American Stock Exchange have not approved or disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

[1] Diluted earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share includes the underlying common shares to the tracking preferred shares and convertible debenture on an if-converted basis and assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.